CORRIENTE RESOURCES INC.
(the "Company")

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the offices of Bull, Housser & Tupper LLP, Evergreen/Fir Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, on Wednesday, May 28, 2008 at 2:00 p.m., for the following purposes:

  To receive the audited financial statements of the Company for the fiscal year ended December 31, 2007 and the report of the auditors thereon;

  To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration;

  To elect directors of the Company for the ensuing year; and

  To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on April 21, 2008 are entitled to receive notice of the Meeting and any adjournment or postponement thereof.

Registered shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy, or to complete the Proxy by telephone or the internet, in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia this 21st day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Darryl F. Jones

Darryl F. Jones
Corporate Secretary

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.